Exhibit 10.4

EMPLOYMENT AGREEMENT

This amended and restated Employment Agreement (this “Agreement”) is dated as of January 1, 2009 and is entered into by and between Alan White (“Executive”) and PLAINSCAPITAL CORPORATION, a Texas corporation (“PlainsCapital”), on behalf of itself and all of its subsidiaries (collectively “Employer”). As an inducement to continuing to render services and superior performance to Employer, Executive and Employer agree as follows:

1.	Employment. Upon the terms and subject to the conditions contained in this Agreement, Executive agrees to provide full-time services for Employer during the term of this Agreement. Executive agrees to devote his best efforts to the business of Employer, and shall perform his duties in a diligent, trustworthy and business-like manner, all for the purpose of advancing the business of Employer; provided that nothing herein shall prevent Executive from devoting such time to his personal investments or serving on the board of directors or trustees of any business corporation or charitable organization, or engaging in other charitable or community activities, so long as such service and activities do not materially interfere with the performance of Executive’s duties hereunder or otherwise conflict with Sections 13 through 15 hereof.

2.	Duties. The duties of Executive shall be those duties which can reasonably be expected to be performed by a person with the title of Chief Executive Officer (“CEO”) of a major financial organization. Executive shall report directly to the board of directors of PlainsCapital (the “Board”).

3.	Salary and Benefits.

(a)	Base Salary. Employer shall, during the term of this Agreement, pay Executive an annual base salary of One Million Dollars ($1,000,000.00). Such salary shall be paid in semi-monthly installments less applicable withholding and salary deductions. Base salary shall be reviewed and adjusted at least annually, but may not be reduced, except as otherwise provided by Section 17 hereof.

(b)	Bonus. Executive shall be eligible to receive an annual bonus for each year ending during the term of this Agreement as shall be determined by the Board. Executive’s bonus shall be paid on or before March 15 of the year following the year for which the bonus is payable”); provided, however, subject to Section 17 below, that annual bonus for any given year shall not be less than the average annual bonus paid to Executive, by Employer or its predecessor entity, in respect of the three (3) calendar years immediately preceding the year of such bonus. Executive’s bonus shall be paid on or before March 15 of the year following the year for which the bonus is payable.

(c)

Restricted Stock Grant. As soon as administratively possible following the date of this Agreement, Executive shall receive a grant of fifty thousand (50,000) shares of restricted common stock of PlainsCapital (the “Restricted Stock”). The Restricted Stock shall be subject to the terms and conditions of a restricted stock

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award agreement between Executive and PlainsCapital, which shall include, without limitation, the following terms: (i) vesting of the Restricted Stock equally over seven (7) years, beginning on the first anniversary of the date of grant (subject to early termination or forfeiture in accordance with the terms of the award agreement); (ii) immediate vesting of all unvested shares of Restricted Stock upon the occurrence of a “change in control” or an “initial public listing” (each as defined in the applicable award agreement); and (iii) in the event Executive violates any of the provisions of Section 13, 14, or 15 below, (x) immediate forfeiture of any unvested shares of Restricted Stock; (y) immediate forfeiture of any shares of Restricted Stock that vested within the 180-day period preceding such event that are still held by Executive; and (z) immediate payment by Executive to PlainsCapital of any gain that Executive realized on the sale of any vested shares of Restricted Stock that were sold by Executive within the 180-day period preceding or the one year period following the date of such violation. Executive agrees to execute any documents requested by PlainsCapital in connection with the grant of the Restricted Stock pursuant to this Section 3(c).

(d)	Reimbursement of Expenses. Employer shall reimburse Executive for all out-of-pocket expenses incurred by Executive in the course of his duties, in accordance with normal policies. Executive shall be required to submit to Employer appropriate documentation supporting such out-of-pocket expenses as a prerequisite to reimbursement in accordance with normal policies.

(e)	Executive Benefits. Executive shall be entitled to participate in the employee benefit programs generally available to employees of Employer and to all normal perquisites provided to senior executive officers of Employer.

(f)	Supplemental Pension Benefits. During the term of this Agreement, Executive shall continue participation in Employer’s Supplemental Executive Pension Plan, as amended (the “SEPP”), and Employer shall not amend the SEPP in a manner adverse to Executive without Executive’s prior written consent.

(g)	BOLI Agreement. During the term of this Agreement, Employer shall continue to maintain, honor its commitments under, and pay insurance premiums on, its bank owned life insurance (“BOLI”) policy with respect to Executive pursuant to the terms of the existing BOLI agreement with respect to Executive.

(h)	Country Club Membership. During the term of this Agreement and except as otherwise provided by Section 17 hereof, Employer shall continue to provide Executive with the country club membership benefits provided to Executive as of the date hereof. Additionally, following Executive’s Termination of Employment with Employer for any reason, Executive shall be entitled to purchase the country club membership currently owned by Employer for Executive’s benefit for an amount equal to the fair market value of such membership interest as of the effective date of such Termination of Employment, as determined by Employer and Executive in good faith.

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(i)	Automobile Allowance. Subject to the provisions of Section 17 below, Employer shall provide Executive with an automobile allowance of Three Thousand Dollars ($3,000.00) per month to cover the monthly costs associated with the leasing or purchasing of an automobile (including, without limitation, gas, insurance, registration, repairs and maintenance expenses).

(j)	Use of Employer’s Aircraft. During the term of this Agreement and except as otherwise provided by Section 17 hereof, Employer shall continue to make its corporate aircraft available to Executive for his use, under terms and conditions consistent with Employer’s past practices.

(k)	Benefits Not in Lieu of Compensation. No benefit or perquisite provided to Executive shall be deemed to be in lieu of base salary or other compensation.

4.

Term of Agreement. This Agreement shall become effective and binding immediately upon its execution and shall remain in effect until December 31, 2011 or until later termination if this Agreement is renewed under this Section 4. On January 1, 2012, this Agreement shall be automatically renewed for an additional three year term unless either Employer or Executive provides written notice of election not to renew at least 180 days before such January 1st renewal date. If this Agreement is so renewed thereafter, on each successive third anniversary of the renewal date, this Agreement shall be automatically renewed for an additional three year term unless either Employer or Executive provides written notice of election not to renew at least 180 days before such applicable renewal date. It is the intent of the parties hereto that certain provisions of this Agreement, such as Sections 5(a)(ii), 10, 11, 12, 13, 14, 15 and 16, by their terms shall survive and remain effective after the termination of this Agreement.

5.	General Termination Provisions. Except as otherwise provided by Section 17, if Executive has a Termination of Employment during the term of this Agreement, other than under the provisions of Section 6, then upon such Termination of Employment, and conditioned upon Executive’s execution of a release, in a form provided by Employer, within the forty-five (45) days following such Termination of Employment, Employer will be liable to Executive for all payments (if any) as described in Section 5, as follows:

(a)	Termination by Employer. Employer may terminate Executive’s employment and this Agreement under this Section 5 only upon the occurrence of one or more of the following events and under the conditions described below.

(i)	Termination For Cause. Employer may discharge Executive for Cause, and, upon such Termination of Employment, this Agreement shall terminate immediately and Executive shall be entitled to receive:

(A)	Executive’s base salary through the effective date of such Termination of Employment at the annual rate in effect at the time Notice of Termination is given, payable within ten (10) business days after the effective date of such Termination of Employment;

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(B)	any annual bonus earned as defined in the Bonus Plan but unpaid as of the effective date of such Termination of Employment for any previously completed fiscal year, payable within ten (10) business days after the effective date of such Termination of Employment;

(C)	all earned and unpaid and/or vested, nonforfeitable amounts owing or accrued at the effective date of such Termination of Employment under any compensation and benefit plans, programs, and arrangements of Employer and its affiliates in which Executive theretofore participated, payable in accordance with the terms and conditions of the plans, programs, and arrangements (and agreements and documents thereunder) pursuant to which such compensation and benefits were granted or accrued; and

(D)	reimbursement for any unreimbursed business expenses properly incurred by Executive in accordance with Employer policy prior to the effective date of such Termination of Employment (collectively, (A) through (D) above shall be the “Accrued Amounts”).

(ii)	Termination Without Cause or Upon Termination After Non-Renewal. If Employer shall discharge Executive without Cause (other than pursuant to a Change in Control as described in Section 6) or if Employer shall give Executive notice of its intention to not renew this Agreement pursuant to Section 4 and within ninety (90) days after termination of this Agreement terminate Executive without Cause, then upon such Termination of Employment, this Agreement shall terminate immediately, if it has not already terminated, and conditioned upon Executive’s execution of a release in a form provided by Employer within forty-five (45) days following such Termination of Employment, and Executive shall be entitled to receive:

(A)	the Accrued Amounts; and

(B)

a cash amount equal to three (3) times the sum of (i) the annual base salary rate of Executive immediately prior to the effective date of such Termination of Employment, and (ii) the average bonus paid to Executive in respect of the three calendar years immediately preceding the year of Termination of Employment, payable in thirty-six (36) equal monthly installments (without interest) beginning on the first day of the month following the effective date of such Termination of Employment. In addition,

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Executive shall be entitled to the benefits provided hereafter in Section 6(iii), (iv) and (vi). Each payment made in accordance with this Section 5(a)(ii)(B) shall be treated as a separate payment for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), to the extent Section 409A of the Code applies to such payments.

(iii)	Termination Because of Death or Disability. In the event of Executive’s death or disability (within the meaning of Employer’s disability policy that is in effect at the time of disability), upon such Termination of Employment, this Agreement shall terminate immediately and Executive (or his estate) shall be entitled to receive the Accrued Amounts plus the benefits provided hereafter in Section 6(iii).

(b)	Termination by Executive. Executive may voluntarily terminate this Agreement at any time following its execution. If Executive shall voluntarily terminate his employment for other than Good Reason, this Agreement shall terminate immediately and Executive shall be entitled to receive the Accrued Amounts. If Executive shall terminate his employment for Good Reason (other than pursuant to a Change in Control as described in Section 6) then upon such Termination of Employment, this Agreement shall terminate immediately and Executive shall be entitled to receive the same amounts and benefits as if he had been discharged without Cause by Employer pursuant to Section 5(a)(ii).

6.	Termination Upon Change in Control. Upon (a) the discharge of Executive by Employer without Cause within the twenty-four (24) months immediately following, or the six (6) months immediately preceding, a Change in Control; or (b) Executive’s voluntary Termination of Employment for Good Reason within the twenty-four (24) months immediately following, or the six (6) months immediately preceding, a Change in Control; or (c) Executive’s voluntary Termination of Employment for any reason other than Good Reason within the six (6) months immediately following a Change in Control, then upon such Termination of Employment, this Agreement shall terminate immediately, and conditioned upon Executive’s execution of a release (in a form provided by Employer) within forty-five (45) days following such Termination of Employment, Executive shall be entitled to receive (except as otherwise provided by Section 17 hereof):

(i)	the Accrued Amounts;

(ii)

a cash lump sum amount equal to three (3) times the sum of Executive’s (A) annual rate of salary in effect immediately prior to the effective date of such Termination of Employment or, if higher, the annual rate in effect immediately prior to the Change in Control and (B) annual bonus paid or payable with respect to the calendar year prior to the calendar year in which the effective date of such Termination of Employment occurs or, if higher, the average annual bonus paid or payable to Executive for the

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three (3) calendar years preceding the calendar year in which the effective date of such Termination of Employment occurs (such higher bonus amount, the “Annual Bonus Amount”), payable within ten (10) business days after the effective date of such Termination of Employment (or, if later, the effective date of the Change in Control);

(iii)	a cash lump sum amount equal to (A) Executive’s Annual Bonus Amount, multiplied by (B) a fraction, the numerator of which shall equal the number of days Executive was employed by Employer during the year in which the effective date of such Termination of Employment occurs, and the denominator of which shall equal 365, payable within ten (10) business days after the effective date of such Termination of Employment;

(iv)	for the period beginning on the effective date of such Termination of Employment and ending on the earlier of (A) the second anniversary of such date or (B) the first day of Executive’s eligibility to participate in comparable Welfare Plans maintained by a subsequent employer, Employer shall pay for and provide Executive and Executive’s dependents with the same Welfare Plan coverage to which Executive would have been entitled had Executive remained continuously employed by Employer during such period. In the event that Executive is ineligible under the terms of Employer’s Welfare Plans to continue to be so covered, Employer shall provide Executive with substantially equivalent coverage through other sources or will provide Executive with a lump sum payment within ten (10) business days after the effective date of such Termination of Employment in such amount that, after all income and employment taxes on that amount, shall be equal to the cost to Executive of obtaining such Welfare Plan benefit coverage. To the extent any such benefits are otherwise taxable to Executive, such benefits shall for purposes of Section 409A of the Internal Revenue Code of 1986, as amended, (the “Code”) and the regulations and other guidance issued thereunder (“Section 409A”) be provided as separate monthly in-kind payments of those benefits, and to the extent those benefits are subject to and not otherwise excepted from Section 409A, the provision of in-kind benefits during one calendar year shall not affect the in-kind benefits to be provided in any other calendar year;

(v)	continuation of the average auto allowance received by Executive during the twelve (12) month period preceding the effective date of such Termination of Employment until the earlier of two (2) years following the effective date of such Termination of Employment of Executive or until Executive receives an auto allowance from another employer. Each payment of the auto allowance under this Section 6(v), for purposes of Section 409A, shall be provided as a separate monthly in-kind payment, and the provision of the auto allowance during one calendar year shall not affect the payment of the auto-allowance to be provided in any other calendar year;

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(vi)	full vesting of all outstanding stock options then held by Executive, with payment equal to the then difference between the option price and the current fair market value of the stock as of the effective date of such Termination of Employment in lieu of the right to exercise such options; and

(vii)	the Gross-Up Payment described in Schedule A hereto, in the event that Executive receives any payments from Employer (including pursuant to any stock option or equity awards) or its affiliates that are subject to tax under Section 4999 of the Code.

Notwithstanding anything to the contrary contained herein, any amounts payable to Executive pursuant to this Section 6 shall be reduced by any amounts previously received by Executive pursuant to Section 5 above. To the extent Executive is receiving payments pursuant to Section 5 above at the time of a Change in Control, no additional amounts shall be payable under Section 5 above, and any payment to Executive pursuant to this Section 6 shall be treated as a permissible acceleration of all remaining payments under Section 5 in accordance with Treasury Regulation section 1.409A-3(j).

7.	Definitions.

(a)	Termination For Cause. “Cause” for termination shall mean that, prior to any termination pursuant to Section 5(a)(i) hereof, Executive shall have committed or caused:

(i)	an intentional act of fraud, embezzlement or theft in connection with his duties or in the course of his employment with Employer;

(ii)	intentional wrongful damage to property of Employer;

(iii)	intentional wrongful disclosure of trade secrets or confidential information of Employer;

(iv)	intentional violation of any law, rule or regulation (other than traffic violations or similar offenses) or final Cease and Desist Order;

(v)	intentional breach of fiduciary duty involving personal profit; or

(vi)	intentional action or inaction which causes material economic harm to Employer;

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provided, however, that none of the actions described in clauses (i) through (vi) above shall constitute grounds for a “Cause” termination unless any such act or actions shall have been determined by the Board to have been materially harmful to Employer. For the purposes of this Agreement, no act or failure to act on the part of Executive shall be deemed “intentional” unless done or omitted to be done by Executive not in good faith and without reasonable belief that his action or omission was in the best interest of Employer.

Notwithstanding the foregoing, Executive shall not be deemed to have been terminated for “Cause” hereunder unless and until there shall have been delivered to Executive a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters (3/4) of the Directors then in office at a meeting of the Directors called and held for such purpose (after reasonable notice to Executive and an opportunity for Executive, together with his counsel, to be heard before the Directors), finding that in the good faith opinion of the Directors, Executive had committed an act set forth above in this Section 7(a) and specifying the particulars thereof in detail.

(b)	Change in Control. A “Change in Control” means and shall be deemed to have occurred for purposes of this Agreement if and when any of the following occur:

(i)	PlainsCapital is merged or consolidated or reorganized into or with another corporation or other legal person and as a result of such merger, consolidation or reorganization less than fifty-one percent (51%) of the combined voting power of the then-outstanding securities of such corporation or person immediately after such transaction are held in the aggregate by the holders of voting securities of Employer immediately prior to such transaction;

(ii)	PlainsCapital sells all or substantially all of its assets to any other corporation or other legal person, with the exception that it will not be deemed to be a Change in Control if PlainsCapital sells assets to an entity that, immediately prior to such sale, held fifty-one percent (51%) of the combined voting power of the then-outstanding voting securities in common with PlainsCapital;

(iii)	During any period of two (2) consecutive years, individuals who at the beginning of any such period constitute the Directors of PlainsCapital cease for any reason to constitute at least a majority thereof unless the election or the nomination for election by PlainsCapital’s shareholders, of each Director of PlainsCapital first elected during such period was approved by a vote of at least two-thirds (2/3) of the Directors of PlainsCapital then still in office who were Directors of PlainsCapital at the beginning of any such period; or

(iv)	any “person” or “group” (as defined in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, as amended) is or becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the total voting power of the voting stock of PlainsCapital (or any entity which controls PlainsCapital), including by way of merger, consolidation, tender or exchange offer or otherwise.

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Notwithstanding anything to the contrary contained herein, none of the events described in this Section 7(b) shall constitute a “Change in Control” unless such event constitutes a “change in control event” under Section 409A.

(c)	Good Reason. “Good Reason” shall mean:

(i)	Without his express written consent, the assignment to Executive of any duties materially inconsistent with his positions, duties, responsibilities and status with Employer as of the beginning of the current term or a significant material diminishment in his titles or offices as in effect at the beginning of the current term, or any removal of Executive from or any failures to re-elect Executive to any of such positions, except in connection with the termination of his employment for Cause or as a result of his disability (within the meaning of Employer’s disability policy in effect at the time of the disability) or death, or termination by Executive other than for Good Reason;

(ii)	A significant and material adverse diminishment in the nature or scope of the authorities, powers, functions or duties attached to the position with which Executive had immediately prior to the Change in Control or a reduction in Executive’s aggregate base salary, bonus and benefits from Employer without the prior written consent of Executive;

(iii)	Employer shall relocate its principal executive offices or require Executive to have as his principal location of work any location which is in excess of fifty (50) miles from the location thereof immediately prior to a Change in Control; or

(iv)	Any substantial and material breach of this Agreement by Employer.

With respect to any purported action (or failure to act) of Employer, Executive shall only have Good Reason to terminate his employment if he has provided to Employer a written notice describing what Executive believes is Good Reason within ninety (90) days of such purported action (or failure to act) of Employer and Employer has failed to cure such circumstance within thirty (30) days of receipt of said notice from Executive.

(d)	Welfare Plans. “Welfare Plans” shall mean Employer’s medical, dental, group life and long term disability plans.

(e)	Notice of Termination. “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and

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the termination date, and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for Termination of Employment under the provision so indicated. Any purported Termination of Employment by Employer or by Executive (other than due to Executive’s death) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 12 hereof.

(f)	Termination of Employment. “Termination of Employment” shall mean a “separation from service” as such term is defined in the regulations issued under Section 409A.

8.	Governing Law. This Agreement is made and entered into in the State of Texas, and the laws of Texas shall govern its validity and interpretation in the performance by the parties of their respective duties and obligations.

9.	Entire Agreement. This Agreement constitutes the entire agreement between the parties concerning the employment of Executive, supersedes all prior understandings and agreements between Executive and Employer regarding the subject matter herein, and there are no representations, warranties or commitments other than those in writing executed by all of the parties. This is an integrated agreement. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

10.	Arbitration.

(a)	Executive and Employer acknowledge and agree that any claim or controversy arising out of or relating to this Agreement or the breach of this Agreement or any other dispute arising out of or relating to the employment of Executive by Employer, shall be settled by final and binding arbitration in the City of Dallas, Texas, in accordance with the Commercial Arbitration Rules of the American Arbitration Association in effect on the date the claim or controversy arises.

(b)

All claims or controversies subject to arbitration shall be submitted to arbitration within six (6) months from the date the written notice of a request for arbitration is effective. All claims or controversies shall be resolved by a panel of three (3) arbitrators who are licensed to practice law in the State of Texas and who are experienced in the arbitration of labor and employment disputes. These arbitrators shall be selected in accordance with the Commercial Arbitration Rules of the American Arbitration Association in effect at the time the claim or controversy arises. Either party may request that the arbitration proceeding be stenographically recorded by a Certified Shorthand Reporter. The arbitrators shall issue a written decision with respect to all claims or controversies within thirty (30) days from the date the claims or controversies are submitted to

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arbitration. The parties shall be entitled to be represented by legal counsel at any arbitration proceeding. Executive and Employer acknowledge and agree that each party will bear fifty percent (50%) of the cost of the arbitration proceeding. The parties shall be responsible for paying their own attorneys’ fees, if any.

(c)	Employer and Executive acknowledge and agree that the arbitration provisions in Sections 10(a) and 10(b) may be specifically enforced by either party and submission to arbitration proceedings compelled by any court of competent jurisdiction. Employer and Executive further acknowledge and agree that the decision of the arbitrators may be specifically enforced by either party in any court of competent jurisdiction.

(d)	Notwithstanding the arbitration provisions set forth above, Executive and Employer acknowledge and agree that nothing in this Agreement shall be construed to require the arbitration of any claim or controversy arising under the NON-DISCLOSURE, THE NON-INTERFERENCE, AND THE NON-COMPETITION provisions set forth at Sections 13 through 15 of this Agreement. These provisions shall be enforceable by any court of competent jurisdiction and shall not be subject to ARBITRATION pursuant to Sections 10(a)-(c). Executive and Employer further acknowledge and agree that nothing in this Agreement shall be construed to require arbitration of any claim for workers’ compensation benefits (although any claims arising under Tex. Labor Code § 450.001 shall be subject to arbitration) or unemployment compensation.

11.	Assistance in Litigation. Executive shall make himself available, upon the request of Employer, to testify or otherwise assist in litigation, arbitration or other disputes involving Employer, or any of its directors, officers, employees, subsidiaries or parent corporations, during the term of this Agreement and at any time following the termination of this Agreement. In the event that Executive is requested to make himself available pursuant to this Section 11 following his Termination of Employment with Employer, Employer shall pay Executive for his time spent on such matters at a per diem rate equal to 1/365 of his annual rate of base salary immediately prior to his Termination of Employment. Additionally, Employer will reimburse Executive for reasonable out-of-pocket expenses (including travel costs, lodging and meals) incurred in connection with Executive’s assistance provided hereunder.

12.	Notice. Any notice or communication required or permitted to be given to the parties shall be delivered personally or sent by United States registered or certified mail, postage prepaid and return receipt requested, and addressed or delivered as follows, or to such other address as the party addressed may have substituted by notice pursuant to this Section. Any notice given pursuant to this Section 12 will be effective immediately upon delivery if delivered in person or three (3) days after mailing deposited in the United States addressed as set forth below:

(a)	If to Employer:

PlainsCapital Corporation

2911 Turtle Creek Blvd., Suite 700

Dallas, TX 75219

Attention: General Counsel

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(b)	If to Executive:

Alan White

PlainsCapital Corporation

2911 Turtle Creek Blvd., Suite 700

Dallas, TX 75219

13.	Non-Disclosure of Confidential Information. Employer agrees to provide Executive access to Employer’s Confidential Information, which information will be necessary to Executive’s performance of the duties and responsibilities contemplated herein. Executive acknowledges that such Confidential Information is a valuable asset of the Employer and must be protected. Executive agrees that during the term of this Agreement and thereafter, Executive will not disclose any Confidential Information or data concerning the business, such as, its plans, strategies, financial information or customers of Employer that will be disclosed to Executive or acquired by Executive in confidence at any time during the period of his employment.

i.	Upon termination, Executive will not remove physically, electronically or in any other way any Confidential Information from premises owned, used or leased by the Employer. Upon any termination of Executive’s employment, all Confidential Information (including all copies) will be turned over immediately to Executive’s supervisor or other designee at the Employer, and Executive shall retain no copies, summaries or notes thereof.

ii.	Executive agrees that, during the course of Executive’s employment with the Employer and after Executive ceases to be employed by Employer for any reason, Executive will not, directly or indirectly, for Executive’s own or another’s benefit, use, make known or divulge any Employer Confidential Information.

14.	Non-Interference. Executive covenants and agrees that, for a period of thirty-six (36) months subsequent to the termination of this Agreement, whether such termination occurs at the insistence of Employer or Executive, Executive shall not recruit, hire or attempt to recruit or hire other employees, directly or by assisting other employees of Employer, nor shall Executive contact or communicate with any other employees of Employer for the purpose of inducing other employees to terminate their employment with Employer. For purposes of this covenant, “other employees” shall refer to employees who are still actively employed by or doing business with Employer at the time of the attempted recruiting or hiring.

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15.	Non-Competition. Ancillary to his promise to protect the Confidential Information of Employer, Executive agrees that during the Term of this Agreement, and for a period of three (3) years following his Termination of Employment and the termination of this Agreement, Executive shall not engage or invest in, own, manage, operate, finance, control, participate in the ownership, management, operation, financing or control of, be employed by, associated with or in any manner connected with, lend Executive’s name or any similar name to, lend Executive’s credit to or render services or advice to any business that provides services of investment banking, consumer banking, commercial banking, financial advisory services, mortgage banking, residential mortgage brokerage, commercial mortgage brokerage, equipment leasing, personal property leasing, personal insurance, commercial insurance, title insurance or other financial services of any type whatsoever anywhere within the state of Texas; provided, however, Executive may purchase or otherwise acquire up to (but not more than) one percent (1%) of any class of securities of any enterprise (but without participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934.

Executive further acknowledges that:

(a)	The services to be performed by Executive under this Agreement are of a special, unique, unusual, extraordinary and intellectual character;

(b)	Employer’s business is statewide in scope and its products and services are marketed throughout the state of Texas;

(c)	Employer competes with other businesses that are or could be located in any part of the state of Texas; and

(d)	The provisions of this Section 15 are reasonable and necessary to protect Employer’s business.

16.	Injunctive Relief and Additional Remedy. Executive acknowledges that the injury suffered by Employer as a result of a breach of Sections 13, 14 or 15 of this Agreement would be irreparable and that an award of money damages to Employer for such a breach would be an inadequate remedy. Consequently, Employer shall have the right, in addition to any other rights it may have, to obtain relief to restrain any breach or threatened breach or otherwise to specifically enforce Sections 13, 14 and 15 of this Agreement, and Employer will not be obligated to post bond or other security in seeking such relief. Without limiting Employer’s rights under this Section 16 or any other remedies of Employer, if Executive breaches the provisions of Section 13, 14 or 15, Employer shall have the right to cease making payments otherwise due to Executive under this Agreement.

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17.	Waiver Relating to Modification Upon Participation in the TARP. If at any time during the term of this Agreement, the United States Department of Treasury owns any debt or equity securities of PlainsCapital in connection with its participation in the United States Department of the Treasury’s TARP Capital Purchase Program, Employer may modify Executive’s compensation or benefits, including without limitation, the compensation and benefits described in Sections 3, 5, and 6, to the extent such modifications are required to comply with the regulations issued by the Department of Treasury as published in the Federal Register on October 20, 2008, and Executive waives any claims he may have against the United States or Employer relating to or arising out of any such modifications. Executive agrees and understands that this Section 17 may require modification of the compensation, bonus, incentive and other benefit plans, arrangements, policies and agreements (including so called “golden parachute” agreements) that he has with Employer as they relate to the period the United States Department of Treasury holds any equity or debt securities of PlainsCapital acquired through the TARP Capital Purchase Program. The waiver described in this Section 17 includes all claims Executive may have under the laws of the United States or any state related to the requirements imposed by the aforementioned regulation, including without limitation a claim for any compensation or other payments Executive would receive, any challenge to the process by which the regulation was adopted and any tort or constitutional claim about the effect of these regulations on Executive’s employment relationship. The parties agree that any modifications made to Executive’s compensation and benefits pursuant to this Section 17 shall be of no further force or effect as of the date such modifications are no longer required for purposes of complying with the aforementioned regulations, and that Executive’s compensation and benefits shall be returned to the level of compensation and benefits as in effect immediately prior to the effective date of such modifications.

18.	Binding Agreement and Successors. This Agreement shall inure to the benefit of and be enforceable by Executive’s and Employer’s respective personal or legal representatives, executors, administrators, assigns, successors, heirs, distributees, devisees and legatees. If Executive should die while any amounts would still be payable to him hereunder if he had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to his devisee, legatee or other designee, or, if there be no such designee, to his estate. In the event of a Change in Control, Employer shall require any successor (whether direct or indirect, by purchase, merger consolidation or otherwise) to all or substantially all of the business and/or assets of Employer, by agreement in form and substance satisfactory to Executive, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that Employer would be required to perform it if no such succession had taken place.

19.	No Mitigation of Amounts Payable Hereunder. Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment provided for in this Agreement be reduced by any compensation earned by Executive as the result of employment (not in violation of Section 15 of this Agreement) by another employer after the date of termination or otherwise.

Employment Agreement	Page 14 of 16 Pages

20.	Captions. The captions of this Agreement are inserted for convenience and are not part of the Agreement.

21.	Severability. In case of any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any other respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement. This Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been a part of the Agreement and there shall be deemed substituted therefor such other provision as will most nearly accomplish the intent of the parties to the extent permitted by the applicable law.

22.	Amendment. Except as otherwise provided herein, this Agreement may not be amended or modified at any time except by a written instrument approved by the Board, and executed by Employer and Executive. Any attempted amendment or modification without such approval and execution shall be null and void ab initio and of no effect. Notwithstanding the foregoing provisions of this Section 22, the Board may change or modify this Agreement without Executive’s consent or signature if the Board determines, in its sole discretion, that such change or modification is necessary for purposes of compliance with or exemption from the requirements of Section 409A.

23.	No Waiver. No waiver by either party at any time of any breach by the other party of, or compliance with, any condition or provision of this Agreement to be performed by the other party shall be deemed a waiver of similar or dissimilar provisions or conditions at any time.

24.	Survival of Provisions. The covenants and agreements of the parties set forth in Sections 8 through 19 are of a continuing nature and shall survive the expiration, termination or cancellation of this Agreement, regardless of the reason therefor.

25.	Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original.

26.	Section 409A. In the event that it is reasonably determined by Employer or Executive that, as a result of Section 409A, any of the payments that Executive is entitled to under the terms of this Agreement or any nonqualified deferred compensation plan (as defined under Section 409A) may not be made at the time contemplated by the terms hereof or thereof, as the case may be, without causing Executive to be subject to an income tax penalty and interest, Employer will make such payment (with interest thereon) on the first day that would not result in Executive incurring any tax liability under Section 409A. In addition, other provisions of this Agreement or any other plan notwithstanding, Employer shall have no right to accelerate any such payment or to make any such payment as the result of an event if such payment would, as a result, be subject to the tax imposed by Section 409A.

Employment Agreement	Page 15 of 16 Pages

Executive:	/s/ Alan White
Alan White

Date:	December 17, 2008

PLAINSCAPITAL CORPORATION

By:	/s/ Michael Seger, M.D.
Michael Seger, M.D.
Its:	Chairman, Executive Compensation Committee

Date:	December 17, 2008

Employment Agreement	Page 16 of 16 Pages

SCHEDULE A

Certain Supplemental Payments by Employer

Capitalized terms not otherwise defined herein shall have the meanings set forth in the Amended and Restated Employment Agreement (the “Agreement”), of which this Schedule A is a part.

1. If it shall be determined that any amount, right or benefit paid, distributed or treated as paid or distributed by Employer or any of its affiliates to or for Executive’s benefit (other than any amounts payable pursuant to this Schedule A) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Code, or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, collectively, the “Excise Tax”), then Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount equal to the amount necessary such that after payment by Executive of all federal, state and local taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

2. All determinations required to be made under this Schedule A, including whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by an independent public accounting firm (the “Accounting Firm”). The Accounting Firm shall provide detailed supporting calculations to both Employer and Executive within fifteen (15) business days of the receipt of notice from Executive or Employer that there has been a Payment, or such earlier time as is requested by Employer. All fees and expenses of the Accounting Firm shall be paid by Employer. Any Gross-Up Payment, as determined pursuant to this Schedule A, shall be paid by Employer to Executive (or to the Internal Revenue Service or other applicable taxing authority on Executive’s behalf) within five (5) days of the receipt of the Accounting Firm’s determination. All determinations made by the Accounting Firm shall be binding upon Employer and Executive; provided that following any payment of a Gross-Up Payment to Executive (or to the Internal Revenue Service or other applicable taxing authority on Executive’s behalf), Employer may require Executive to sue for a refund of all or any portion of the Excise Taxes paid on Executive’s behalf, in which event the provisions of paragraph (3) below shall apply. As a result of uncertainty regarding the application of Section 4999 of the Code hereunder, it is possible that the Internal Revenue Service may assert that Excise Taxes are due that were not included in the Accounting Firm’s calculation of the Gross-Up Payments (an “Underpayment”). In the event that Employer exhausts its remedies pursuant to this Schedule A and Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any additional Gross-Up Payments that are due as a result thereof shall be promptly paid by Employer to Executive (or to the Internal Revenue Service or other applicable taxing authority on Executive’s behalf).

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3. Executive shall notify Employer in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by Employer of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten (10) business days after Executive receives written notification of such claim and shall apprise Employer of the nature of such claim and the date on which such claim is requested to be paid. Executive shall not pay such claim prior to the expiration of the thirty (30) days period following the date on which it gives such notice to Employer (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If Employer notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive shall: (i) give Employer all information reasonably requested by Employer relating to such claim; (ii) take such action in connection with contesting such claim as Employer shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by Employer and ceasing all efforts to contest such claim; (iii) cooperate with Employer in good faith in order to effectively contest such claim; and (iv) permit Employer to participate in any proceeding relating to such claim; provided, however, that Employer shall bear and pay directly all reasonable costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expense. Without limiting the foregoing provisions of this Schedule A, Employer shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as Employer shall determine and direct; provided, however, that if Employer directs Executive to pay such claim and sue for a refund, Employer shall, to the extent permitted by law, advance the amount of such payment to Executive, on an interest-free basis, and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for Executive’s taxable year with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, Employer’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

4. If, after Executive’s receipt of an amount advanced by Employer pursuant to this Schedule A, Executive becomes entitled to receive any refund with respect to such claim, Executive shall promptly pay to Employer the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after Executive’s receipt of an amount advanced by Employer pursuant to this Schedule A, a determination is made that Executive shall not be entitled to any refund with respect to such claim and Employer does not notify Executive in writing of its intent to contest such denial of refund prior to the expiration of thirty (30) days

Employment Agreement	Page 2

after Employer’s receipt of notice of such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

5. Notwithstanding anything to the contrary contained herein, in no event shall any payment be made pursuant to this Schedule A after the end of Executive’s taxable year next following Executive’s taxable year in which the Executive remits any related taxes to the IRS.

Employment Agreement	Page 3